Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

		Fiscal Year Ended June 30,
(in millions)	9 Months Ended March 31, 2014	2013	2012	2011	2010
Pretax Income from Continuing Operations	$359	$543	$487	$425	$345
Fixed Charges (per below)	77	96	105	109	133
Interest Capitalized	—	(1)	(1)	(3)	(2)

Earnings	$436	$638	$591	$531	$476

Interest and Other Financial Charges	$65	$80	$88	$93	$118
Interest Portion of Rental Expense	12	16	17	16	15

Fixed Charges	$77	$96	$105	$109	$133

Ratio of Earnings to Fixed Charges	5.7	6.6	5.6	4.9	3.6

We had no preferred stock outstanding for any period presented, and accordingly our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges for all periods presented.